Exhibit 99.7

Earnings call 2

EARNINGS CALL 2

Q4-FY 2017 RESULTS

April 13, 2017

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

M.D. Ranganath

Chief Financial Officer

Ravi Kumar S.

President & Deputy Chief Operating Officer

Mohit Joshi

President & Head – Financial Services; Head – Infosys Brazil and Infosys Mexico

Sandeep Dadlani

President & Global Head – Manufacturing, Retail, CPG and Logistics, Head – Infosys Americas

Rajesh Krishnamurthy

President & Head of Energy, Utilities, Telecommunications and Services; Head—Infosys Consulting, Head of Europe

ANALYSTS

Moshe Katri

Wedbush Securities

Rod Bourgeois

DeepDive Equity Research

Joseph Foresi

Cantor Fitzgerald

James Friedman

Susquehanna

Keith Bachman

Bank of Montreal

Moderator

Ladies and Gentlemen, Good Day and Welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode, and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing ‘*’ then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Sandeep Mahindroo. Thank you and over to you, sir.

Sandeep Mahindroo

Thanks Karuna. Hello everyone and welcome to this call to discuss Infosys Q4 & FY 17 Earnings Release. I am Sandeep from the Investor Relations team in Bangalore. Joining us today on this call is CEO and M.D. – Vishal Sikka; COO – Pravin Rao; CFO – M.D. Ranganath, along with other members of the senior management team. We will start the call with some remarks on the performance of the company by Dr. Sikka and Mr. Ranganath. Subsequently, we will open up the call for Questions. Please note that anything which we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov. I now like to pass it on to Dr. Sikka.

Vishal Sikka

Thanks, Sandeep. Hi everyone and thanks for joining us. Let me start by covering our performance for Q4.

It is fair to say that the performance during the quarter was lower than our expectations. It is a seasonally soft quarter and we saw softness in Consulting, Retail & CPG and China as well as some other distractions. Any large-scale transformation takes time with the early years requiring a delicate balance between the dual tasks of protecting and growing the existing businesses and simultaneously exploring and entering new frontiers. Evolution of the organizational culture is also a most critical and yet fragile aspect of this. With this in mind, our core business showed good performance. Our products and software offerings saw some of their best quarters and we saw positive client feedback with our client survey results at the highest since the survey started 12-years ago. Analysts also endorsed strongly our services and software including NelsonHall for our core services and IDC, HFS and Forrester for Mana. All are our further evidence that our ‘Renew and New’ strategy is moving in the right direction.

We crossed $10 bn in revenue and for this I would like to thank and recognize all Infoscions, past and present that have helped us to reach the significant milestone.

We delivered strong operational efficiencies, declining attrition over the course of the year which is in single digits for top performers, healthy large deal win, robust cash generation and steady margins despite a lower growth trajectory. Our FY’17 margins were steady at 24.7% despite the impact of salary increases, cross-currency headwinds and decline in some of our traditional services. We were able to offset these headwinds through a strong focus on improvement in operational parameters like utilization and a tight control on costs.

For the full year, our revenues grew 8.3% in constant currency and yet the employee count grew only 3.3%. This is reflected in revenue per employee, increasing by 1.2% in reported terms to $ 51,375 and 2% in constant currency terms in FY’17. It is an outcome of our automation and productivity-related efforts.

We had six large deal wins in Q4 with a TCV of $806 mn, comprising $623 mn worth of framework deals and $183 mn worth of committed value deals. While the large deal signings trend line is in the right direction, more than 90% were renewal in our existing businesses and this is one metric that we will continue to monitor closely. In FY’17 we added five more $100 mn accounts.

In Q4 the attrition among top performers in (IL) Infosys Limited was down to single digit as mentioned earlier. Overall attrition for IL for Q4 FY’17 was 13.5% quarter-to-date, a decrease from 14.9% in Q3.

We continue to strengthen the management team and I am very happy to welcome Pervinder Johar as the CEO of our EdgeVerve subsidiary. Pervinder has extensive experience in building best-in-class software and cloud services and most recently he was the CEO of a leading software company in the world of business planning.

On the contribution from new areas specifically, our FY’17 revenues from new software and software-related services including Mana, Edge, Panaya and Skava grew at more than 42%. Starting in Q1 FY 18, we will report revenues on a quarterly basis from the new software and also from our new offerings in services such as Digital Services, Internet of Things, Cyber Security, the work we do in API Economy, Mainframe Modernization to Cloud, BI Modernization and the Open Stack among others, in addition to all our present disclosures.

Looking deeper into the numbers, we can see that our strategy to help clients drive automation and innovation into the core of their businesses through our renewed and new services, software-led offerings and our culture of learning and education is the right one.

Let me speak about the renewal of our core services and the delivery of new services: In Q4, we helped clients make Digital, Cloud, Data and Analytics and Mainframe Modernization a reality. While we continue to strengthen and renew our core services, it is important to note that new services revenue continue to gain strong traction. We also continue to drive grassroots innovation through Zero Distance. In March, we celebrated two years of Zero Distance and the implementation of more than 2,000 innovation ideas. Among these were key engagements with many clients - Aon, Affinity and many others. As Zero Distance evolves, we have also focused on converting the best ideas into business solutions and intellectual property that will help us drive new opportunities across industry segments. In Digital, Cloud, Legacy Modernization and Automation, we strengthened our strategic partnerships with Adobe, Microsoft, Amazon Web Services and Salesforce.com. In Engineering Services through our partnership with GE, we delivered solutions in Industrial Automation, Digital Twins, Internet of Things among others. We partnered with Cisco, Hitachi Data Systems, ServiceNow, BMC, Virtustream, HP Enterprise and Huawei and others to modernize client infrastructure bring them Cloud efficiency. In Agile and DevOps, we help several large clients transform their IT organization enabled by our services including our Infosys Developer Platform and our tooling and architecture expertise. Internally, we leverage our own automation solutions and Ravi estimates that we saved more than 3,800 FTEs worth of effort in Q4 primarily in Application Maintenance, Package System Maintenance, BPO and Infrastructure Management, bringing the total FTEs worth of effort saved in FY’17 to 11,000. Through Zero Bench which is our program to engage employees in value creation while between projects, more than 20,500 work packets were completed in FY’17 and with this we continue to reimagine the very notion of the bench.

In Q4, when it comes to new software-led offering, we saw continued strong momentum in Mana, Skava, Panaya and Edge. Mana had its best quarter ever in terms of wins. In Q4, we won 27 Mana engagements including Adient to help them in creating their digital ecosystem. This brings total Mana customers to 50 plus and the total number of engagements in Mana to more than 150. Mana has more than doubled every quarter in the last four quarters of its existence. Skava continue to grow its customer base in Q4 including winning an engagement with AIMIA for their next-generation rewards management. Design Thinking was a core part of this engagement. Overall in FY’17, Skava grew its customer base by more than 40%. EdgeVerve delivered strong performance with 30 wins and 26 go-lives from both Finacle and Edge and AssistEdge, our flagship RPA platform continues to drive this growth. Panaya finished the year very strong. In the second half of 2017, we appointed a new leadership team under the leadership of Jake Klein to go after higher value opportunities. There are several strong examples of customer success with our new software-led offerings that we have included in our press release that went out earlier today.

When it comes to investment and ecosystem, we continue to invest heavily in AI capabilities and our AI platform Mana. This quarter we added significant expertise by acquiring a highly-accomplished team of machine learning expert from Skytree, one of the early startups focused on speeding up and scaling machine learning. Skytree’s Founder and CEO, Prof. Alexander Gray from Georgia Tech did some early pioneering work on massive scientific data sets and machine learning from those at NASA. Sanjay Mehta, Skytree’s Head of Engineering and an IIT Mumbai Alumni, brings two decades of experience delivering highly scalable on-premise and cloud enterprise systems and I am really excited about the tremendous potential of our joint teams.

In addition, through our US$500 mn Innovation Fund, we continue to support start-ups that extend the innovation that we bring to our clients. We made 7 new investments including UNSILO, an AI company; ideaForge, a pioneer in autonomous unmanned vehicles and Trifacta which enables lines of business to gain insight from growing volumes of raw data. We invested in tidal scale supporting their ground-breaking technology in reverse virtualization to reduce hardware cost for large scale information processing. We invested in Cloudyn which helps clients understand the cost performance benefit of moving workloads to public cloud. Lastly, we continue to invest as limited partners, selecting Stellaris Venture Partners to help us gain exposure to innovative new companies in India that we can help bring into other markets.

With regard to culture, in FY’17, we introduced our RSU plan for top performers and high potential employees, covering approximately 25% of mid-to-senior employees, that is more than 8,300 employees. In addition, we restructured the compensation of senior leaders to be more performance-based with a significant portion of their compensation now coming through stock incentive. I am personally proud of our new RSU and performance-based plans as I believe any world-class organization must be performance-driven and enable employees to be entrepreneurial and share the success of the company. I believe this entrepreneurism and innovation is fundamental to our success in the times ahead.

In Education & Training, Design Thinking training now covers more than 135,000 employees across the organization. Beyond this we are bringing new immersive learning to AI training. We have now trained more than 2,000 people on Machine Learning and on our Mana platform. We are leveraging moves to deliver new courses at scale, introducing a new class for power programmers using the flight simulator model of experiential learning and expanding learning through the digital tutor social learning platform and the Infosys learning platform.

Looking beyond business, in Q4, the Infosys Foundation committed to the construction of sanitation facilities at government schools and training centers in Tamil Nadu, Telangana and Karnataka and partnered with the Akshaya Patra Foundation to provide sanitation kits and counseling for one year to 20,000 girls attending school in Jaipur. An endowment from the foundation to Sri Ramakrishna Sevashram this quarter has provided drinking water and fodder to remote villages in and around Pavagada, Karnataka. Infosys Science Foundation (ISF) honored six top researchers across the world in Science and Humanities with the Infosys Prize 2016 celebrating their inspiring contribution to Science and to Research in the public good. Infosys Foundation USA announced new Teacher Training Grants for Bootstrap Exploring Computer Science, UTeach, Beauty and Joy of Computing and Mobile CS principles enabling 500 public school educators nationwide to attend free high quality computer science professional development in the US. Including the earlier commitments to co.org and donorschoose.org, the 1,000 educators supported in summer of 2017 will double the number of teachers that we helped in 2016 and bring computer science education to tens of thousands of new students. In addition, the Foundation will continue to support Hispanic Heritage Foundation and its summer 2017 LOFT Coder Summit at Stanford University.

Coming to the Business Outlook for FY’18, based on what we see presently, we are guiding for a constant currency revenue growth of 6.5% to 8.5%. This takes into account the normal seasonality of a stronger performance in first half of the fiscal year. Our margin outlook for FY’18 is for operating margins to be in the range of 23% to 25%. The aspects considered include recent rupee appreciation and expanding capacity in onsite development centers to mitigate any potential risk from visa regulations in the US as well as the necessary investments in new software-led services. We will continue our relentless focus on cost optimization as we have done this past year and accelerate automation and innovation in turn, mitigating the impact on margin.

In closing, we remain steadfast and passionate in our longer-term path to transform Infosys. We continue to see many positive signs that our strategy is the right one.

I will now hand it over to Ranga for his comments on the financials. Thank you.

M.D. Ranganath

Thank you, Vishal. Hello! Everyone.

Let me start with the key outcomes of the financial year 2017. Our revenues grew 7.4% in USD terms and 8.3% in constant currency. Coming to operating margins, we had indicated the operating margin guidance for the year to be in the range of 24% to 25%. Our operating margin for fiscal ’17 is closer to higher end of the guidance range at 24.7%. Operating margin for the year were steady despite the pricing decline, currency volatility during the year on account of Brexit and US election and lower revenue growth trajectory. This was primarily on account of our sharp focus on operational efficiency parameters like utilization, onsite employee cost as percentage of revenues, subcontractor cost as percentage of revenues.

Let us look at each of these items and see how they moved during the year. Coming to utilization, last year we exited Q4 with utilization of 80.1% and ended the current Q4 at 82%, an increase of almost 2%. Likewise, for fiscal 17, utilization was 81.7% compared to 80.6% for fiscal ’16.

Coming to onsite employee cost as percentage of revenues it reduced to 38.1% in Q4 this year from 38.6% last year which is a drop of 0.5%. For full year fiscal ‘17 total employee cost as percentage of revenues was held steady at 54.7% despite the compensation increases. Subcontractor expenses as percentage of revenues was held steady at 5.6% of revenues for the full year.

Let us now move to the second key outcome of fiscal ’17 which is a robust cash generation. For fiscal ’17, cash provided from operating activities as per consolidated IFRS crossed $2 bn for the first time ever at $2,099 mn, an increase of 13% over last year. Likewise, free cash flow which is operating cash flow less capital expenditure increased by 16% to $1,688 mn.

Looking at cash conversion, operating cash as percentage of net profits improved to 98% as compared to 91% in the previous year. Due to strong cash generation, cash and cash equivalents including investments stood at a record high of $5,979 mn.

Coming to Capital Allocation Policy, the Board has approved a revised capital allocation policy keeping in view the strategic and operational cash needs of the company in the medium-term as well as enhancing the returns for our shareholders. The details have been announced in the results press release. Further announcements in this regard will be made as appropriate in due course.

Volume growth for fiscal ’17 was 10.2%. For the full year, the realization declined by 1.9% in constant currency terms and 2.7% in reported terms. Our net employee addition in fiscal ’17 is 6,320 which is significantly lower than the 17,857 last year. This is reflected in the improvement in the revenue per employee in fiscal ’17 to $51,375. Basic EPS for the full year was $0.94 compared to $0.90 in fiscal ’16 which is a growth of 4.3%.

Coming to Q4, our revenues in dollar terms were up by 0.7% sequentially in reported terms and flat in constant currency. On a year-on-year basis, revenues grew 5% in reported terms and 5.3% in constant currency. Our operating margin for the quarter was 24.7%, a decrease of 40 basis points over Q3’17. During the quarter, rupee appreciated by 1.4% against US dollar which impacted the margins by approximately 35 basis points. There was a positive impact of 50 basis points on account of cross-currency and revenue hedges. This was offset by an approximate 55 basis points impact from decrease in realization and increase in other costs, leading to overall 40 basis points on decline in operating margins during the quarter. Operating cash flow for the quarter was $547 mn, flat at Q3 levels. Free cash flow during the quarter was $443 mn. This was despite tax payments of about $45 mn that was paid pursuant to demand from tax authorities in India. DSO for the quarter improved to 68 days compared to 69 days in Q3 ’17. Our hedge position as of March 31st, 2017 was $1,350 mn.

We are guiding for a constant currency growth of 6.5%-8.5% for fiscal ’18. On operating margins we expect our fiscal ’18 operating margins to be in the band of 23%-25%. In fiscal ’18 apart from the rupee appreciation that we have seen, we also expect ramping up of onsite development center in the United States to address potential visa regulation changes. However, at the same time, as we have done this year we will relentlessly focus on improvement in operational efficiency parameters especially on higher offshoring, role mix optimization onsite and benefits from automation to minimize the impact on operating margins.

As you know, several regulatory proposals are under consideration in the United States that envisage changes to visa regime. At this point in time, there is no clarity on what proposal and what form will be finalized. So our margin band for Fiscal ’18 does not include potential impact from these aspects. As in every financial year, Q1 would see compensation increases and visa cost which we expect to play out in this Q1 as well.

With that we will open the floor for questions.

Moderator

Thank you, sir. Ladies and gentlemen, we will now begin the question and answer session. First question is from the line of Moshe Katri from Wedbush Securities. Please go ahead.

Moshe Katri

Just going back to the topic of margin that has been probably the most frequently discussed topic since last night by investors, this is another kind of margin reset the way the market sees it here. Appreciate some of the data in terms of what drives the lower end of the range to 23%. Is there any way to kind of quantify specifically how much incremental recruiting domestically will impact margins in fiscal year 2018, maybe also talk about the investments? Is there also a factor on the pricing compression that you are seeing in the legacy business, any color here will be useful just given the fact that people worry that this is not the last reset on the margin side?

M.D. Ranganath

Thank you. Ranga here. Before I answer that question, I also want to provide some color on the operation margin trajectory during this current year and what were some of the things that played out and how we addressed and why we are expanding the margin range. If you look at earlier this year, we had set a margin guidance of 24% to 25% and we ended up at the higher end of the guidance at 24.7%. This was despite almost 5% reduction in revenue trajectory as compared to previous year. If you recollect in fiscal ’16 our constant currency revenue growth was 13.3% and this year it is 8.3%, which is 5% lower growth. But despite that we were able to hold the operating margin steady at 24.7% primarily because we focused a lot on operational efficiency measures that I outline like utilization, onsite, employee cost, subcon and so on. We do believe that some of those levers do exist with us today. For example, onsite effort mix which is close to 30% and we have seen earlier in recent years at 27%. Every 1% reduction in onsite mix gives us operating margin benefit of app. 30-40 basis points. So these are some of the areas we will focus on further in this year. Likewise, if you look at the onsite employee cost, one of the other measures we have deployed in this quarter, is really to look at the role mix in fixed price projects. Despite the lower revenue trajectory and other compensation increases last year, we were able to hold the margin steady last year.

Now the reason for expansion in range this year while we will continue our relentless focus on the operational parameters which we still have levers especially onsite, one is the rupee appreciation. If you look at last two weeks, if you compare with the FY’17 average to year-end closing, rupee has appreciated about 3.3%. That is something we need to watch out. Even last year we had huge currency fluctuations on account of Brexit and US on the pound and euro vis-à-vis US dollar. We navigated that successfully. However, I think we want to keep in view the trajectory of rupee and see how we navigate. The second part is we are proactively making certain investments in the United States especially opening certain local development centers to ensure proximity to clients, at the same time ability to attract local hire. One of the key reasons why many of the local hires we are not able to attract is the location certainty. For example, we expect our employees otherwise who come on visa there to move from one location to another as and when the projects get completed which does not give location certainty for the local hire. So there is a reluctance on their part to join us because they want to be in a particular location. We are developing these development centers in client clusters where we have high concentration of clients so that local hires could join us, be in the development center and ability to work across projects in that cluster. We believe that this will help us in attraction. There are a couple of operating costs which we do believe is one-time which is essentially aimed at increasing the attractiveness for local hiring. In fact some of the investments started as early as previous quarter. We have done that hiring and are deploying. So we are proactively addressing that aspect. These two (currency and local hiring) are the key aspects.

Coming to the other part of the question that you had, “Is it because of the pricing decline?” Even last year if you look at the pricing decline was about 1.9% in constant currency but we were able to offset that through operational efficiency measures and hold the margin steady. This additional aspect that we want to look on how we want to mitigate any potential margin impact is also an automation. One uptick that we saw which is probably worth noting is this year the net headcount addition into the group was about 60% lower than last year. We added just about little more than 6,000 employees as compared to close to 18,000 employees last year. Essentially, we want to see whether this could accelerate during the year by way of automation and productivity and how much that could really provide us some positive impact. Net-net I think the expansion of margin range to 23% to 25%, while we will continue to focus on operational efficiencies primarily on account of some proactive one-time investments we plan to make during the course of the year gradually as well as the rupee.

Moshe Katri

Just a follow-up; that is the other question that people were asking. This is for Pravin, do you think it is too early or premature to call the spending recovery in the Financial Services vertical or this is something that we have been focusing on since the end of last year and post the election in US?

Mohit Joshi

Hi! This is Mohit Joshi. That is a very valid question. This is a very US-specific issue. The way we look at it is that the sentiment has certainly improved. There is a lot more optimism because of the rate cuts and because of the expectations of an easier regulatory regime and we expected fully to flow through into IT budgets. We have not seen that yet but the pace of the cuts certainly seems to be a lot less furious than a year ago. We expect that over the next six months it should start flowing into spend.

Moshe Katri

Is that embedded in your guidance at this point?

Mohit Joshi

Yes, so the guidance obviously reflects the situation as we see it now, so yes.

Moderator

Thank you. Our next question is from the line of Rod Bourgeois from DeepDive Equity Research. Please go ahead.

Rod Bourgeois

So, the Deep Dive Everest Group Forecaster has called for the Top 5 Indian firms to grow 6.3% in organic constant currency over the next 12 months. I am looking at the mid-point of your fiscal 2018 guidance at 7.5% in constant currency. If you assume that you might generate around a point of growth in acquisitions over next year, your guidance is actually right in line with our market forecast. The question I have is, when you formulated your fiscal 2018 guidance, did you assume that Infosys would be a share gainer or a share maintainer or perhaps even a share loser, depending on your market forecast? Our forecast implies that you are essentially counting on share maintenance over the next year, but I would love to get your take on how you see your growth outlook stacking up against what you are seeing for the overall market, particularly for the top five Indian firms?

M.D. Ranganath

I think let me address that particular point. Just to step back, if you look at last two fiscal years, if you look at fiscal 2016 or fiscal 2017. If you exclude last two years, before that our relative share, if you compare with the NASSCOM guidance in India or our large peers, we used to grow about 50% of what NASSCOM indicated or 50% of our large peers. That used to be till fiscal 2014 and 2015. Last 2 years our endeavor has been to bridge the underperformance of the company vis-à-vis the NASSCOM guidance, vis-à-vis the large peers. If you look at last two years, we are pretty much in-line with the industry and in fact fiscal 2016 probably we were slightly ahead of the industry growth, both NASSCOM as well as the peers. In fiscal 2017 also our growth has been in-line with the industry. So in last two years, the relative underperformance of the company vis-à-vis the industry growth rate whether it was NASSCOM or the large peers has been arrested. This year NASSCOM has kind of shied away to give guidance at the beginning of the year. What they have stated is that they will watch the Q1 performance of all the large players and they will give their guidance post Q1, I think that is the statement they have given.

As far as our guidance, it is primarily driven by the bottom up approach. For example from our existing clients, the market share or the penetration that we see, some of the large deal wins that have happened in the earlier quarters, what is the ramp-up that we see as well as some of the new projects starts are likely to happen during the course of this quarter and coming quarters, it is a combination of grounds up. In summary, large two years our growth rate has been in-line with the industry. In fiscal 2016 it has been slightly ahead of the industry but this year we have taken primarily a bottom-up approach.

Vishal Sikka

Just to add to Ranga’s points. To answer your question a little bit more thoughtfully, I want to look at it from two different points of view. One is the nature of our business and the other one is the nature of what is going on at clients. If we look at our business we have basically around 1,000 clients and a relatively small number, 250 of them account for a vast majority of our revenue. If you look at the other companies in our space, it is more or less the same kind of a situation, basically everybody is around 1000-1200, something like this. Even if you look at top 10,000 businesses in the world, our penetration is relatively small. There is a vast open field of opportunities for us to go. Share gains relative to others, the way I see it is a relatively smaller part of the overall equation and a lot more of the growth is to be achieved by being relevant to clients especially in areas that are new and that are strategic and deeply relevant to the client’s future. If we do that, I think a vast majority of the growth would come from new areas and not at the expense of others in the industry but really as business wins directly with clients in unprecedented new areas.

The other part of it is that the software business that we have, which is still a small part of our business but growing very rapidly, applies to a much larger client base than our traditional go-to-market from services. In this world, we expect to grow significantly over the course of this year and this part of the business does not have the same kinds of seasonal headwinds in the second half of the year that the services business does. The applicability of this is to potentially a few tens of thousands of customers. Over the course of the year, under Pervinder’s leadership, our endeavor is going to be to build a go-to-market motions and channels to this larger client base for our software. It is a multi-faceted situation that we see. Rather than look at it from the way the industry is moving and so forth, I look at this as our ability to engage with clients in the areas of their strategic relevance, our ability to build the differentiated offerings and our ability to build the new channels into the new parts of the market that are relevant for our software world.

Rod Bourgeois

In the way of follow-up, can you just give us your views on two growth drivers – one with the new bookings, not renewals but the outlook for booking new contracts with new scope. And then also your assumption for fiscal 2018 on pricing, given that it was down last year, do you expect it to be down again in fiscal 2018?

Vishal Sikka

Rod, we do not generally break down the new services bookings vis-à-vis the renewed renewals. In large deals, we report this on a quarterly basis but we generally do not break it down. We will talk this through and see if at one of the upcoming analyst meetings this is something that we can provide more color on to you guys.

Rod Bourgeois

And then on the pricing front?

Vishal Sikka

The pricing we have seen is relatively stable, certainly on the time and material side it has been relatively stable so far. That is what we see.

Moderator

Thank you. Our next question is from the line of Joseph Foresi from Cantor Fitzgerald. Please go ahead.

Joseph Foresi

I just want to make sure I got this right. So what accelerates your growth rates from these levels, is it the new areas, software and the new initiatives? Is there an opportunity to get back to the low-teens growth? I think you might have said something about breaking up the new versus older services as a percentage of revenue going forward. Can we get a preview on that?

Vishal Sikka

So maybe I can speak at a high level. If you look at our business, roughly 65% of our workforce produces about 55% of our revenues at roughly $48,000 RPP. This part of the business is the one which is more commoditizing. This is the part which is around maintenance, run, operate, areas of business like that. Here the growth rates are not so strong and the margin pressure is quite high. We have had volume growth outperform revenue growth so far and in this part of the business our endeavor is to bring an extreme focus on automation, to bring differentiated offerings vis-à-vis moving to new cloud infrastructure and things like this and really differentiate on the basis of delivering much higher productivity and efficiency improvements to our clients, optimizing parameters like the role ratios and onsite mix and so forth. The other part of our business is where 35% of our workforce produces 45% of our revenue, this happens at $72,000 RPP and here the growth rate in the past year has been app. 20%. The growth rates are very high, the margins are higher than the margins for the industry. If you look at software as well as a part of this, I mentioned earlier the new software is growing at 42% year-on-year. This is the part that we wish to double down on, develop our sales competencies, go-to-market competencies and really push hard as well as bringing in real innovation bent to that design thinking engagements, really engaging on clients’ strategic fronts, bringing software into the mix and so forth. It is really a two-pronged strategy, a portfolio oriented strategy. Of course, some parts of our business, I have talked about consulting before and Finacle, BPO. BPO has had a very good performance both on growth as well as on margins over the last nine months. We are happy about where this is headed. We want to bring some more transformational capabilities to BPO. Finacle is something where with Pervinder’s leadership we are looking forward to a double-digit growth a year ahead of us. Consulting has been, I guess the polite thing to say is ‘headwind’ and starting from Q1 17, in particular some pockets Consulting have gone somewhat backwards. Rajesh who has took over consulting over nine months ago has really been focusing on reshaping this in a very purposeful kind of a way. Those are really the three distinct parts of our portfolio. The growth is emerging in next generation new parts where we want to push the peddle hard. On the more commoditizing parts of our services, we want to bring as much automation and Mana-led efficiencies as possible. We also want to turnaround the distress businesses. Ravi, you want to add anything to this?

Ravi Kumar S.

Yes. So, the growth portfolios which Vishal spoke about and the new services are primarily the ones where customers are significantly spending to transform their own landscapes. Either you would potentially use the services to renew an existing landscape or you would bolster an existing landscape with a level of modernization to leverage the power of new technologies. I will illustrate a few examples. It could be a mainframe modernization program to move customers out of the mainframe through very agile newer landscapes. It could be cyber security to bolster existing infrastructure network which can make it very safe. It could be digital technologies to transform and innovate a business process. They kind of span across, these are high spend areas, very little talent available in the market so you will have to build themes organically and hire people with deep expertise, huge headroom and therefore the growth rates are very high. The faster you could take it up and invest in them and be a part of the client journey, there would be significant spends and hence you would realize the value out of it.

Joseph Foresi

So just to understand, 45% of your business is growing about 20% and then 55% which includes Consulting headwinds is probably declining at specific rate because that gets you to overall growth rates, is that fair?

Ravi Kumar S.

Yes, so the balance which is the commoditized business, while it is not growing in revenues it would continue to grow in volumes. That is because there is a heavy commoditization. Which essentially means you would have to take cost out, you would have to make it very agile and invest in the new areas. So it will feed into the new areas. We still need to be in that business. We need to be in that business because it is an estate you want to own so that you get the right to invest into the new areas. As a firm, we have to have the duality of taking cost out in those commoditized areas and investing into new areas and make the growth happen from the newer areas. We need to take people out, re-factor that talent and push them into new areas and use software and automation to allow the estate to be maintained by us. So it is kind of a dual strategy to go ahead. I do not think it is one against the other, we have to just do both.

Joseph Foresi

There is an FTE or cost takeout target for FY18? How should we think about your progress there?

M.D. Ranganath

Are you talking about the automation-led take outs or the broader ones?

Joseph Foresi

Yes, I think you had talked about maybe 11,000 in total in FY17, roughly. And I am wondering is there any targets that you have set internally that you could share with us for FY18 on headcount reduction through automation?

Vishal Sikka

Joe, so far we have been reporting this FTE numbers. The FTEs that we release get assigned to other projects or move to sometimes other service lines or upskill themselves to higher order services and so forth, this is really not a very good proxy for automation. The 11,000 numbers number or something like this over the course of last 12 months is a very significant number. It means that the impact is happening and you see that in the revenue per employee improvement. You see that in the fact that the revenue growth has significantly outpaced employee addition. So it is working but now we really need to take this to a whole different level and that is going to be the endeavor over the course of this year. Do we have any goals for it? My philosophy is that the agile minimum viable way of working on these initiatives is to not have artificial goals that constrain our thinking. The only goal really is a 100%. We want automation to come to 100% of our projects, 100% of our fixed priced projects, 100% of our large client engagements where we have a meaningful chunk of the business process or the application landscape that we can transform by virtue of automation. I mentioned earlier, 50+ Mana engagements, 28 are in the Mana for IT area where we are already doing IT work together with Mana. So obviously here Mana becomes the system which helps automate the operation of the system and there number of people is far smaller that work on the Mana platform. The other ones are in the new areas of Mana which is in a different category, the Mana for business where you build breakthrough new applications. Coming back to automation, really our goal is to launch a massive campaign, a top-down one starting with our big account engagements and the fixed priced projects and a bottom-up one which is a particular instance of our Zero Distance campaign to really bring automation basically into 100% of that 65% of our workforce which produces 55% of our revenue which is amenable to automation. That is the endeavor and I look forward to updating you guys on how we progress on that front.

Joseph Foresi

And last quick one from me, can you give us any color how big Mana is and who you are competing within that product? Thanks.

Vishal Sikka

It is one of a kind. No, everyone and their uncle has an AI platform these days. From the times when I studied AI as a student, everyone calls their tool kits AI platforms. There is a tremendous amount of excitement in the world of AI these days. Everyday there is some breakthrough or the other that is delivered. The kids in Open AI which is an open consortium in the world of AI did some really extraordinary work last week in really new frontiers in unsupervised learning. We had an amazing example at a bank here in Asia where we built a Mana-based solution to process Non-Disclosure Agreements for this bank. They had a small team of lawyers between 10 and 15 junior lawyers that used to process these NDAs. With Mana we can automatically process them, we learnt these in a convolution neural network. We figure out if there are modifications to the NDAs, if those modifications are acceptable or not. We do all of that automatically and completely eliminate that portion of the work done by this team of lawyers. These are not administrators or file system admins or operators of standard operating procedures or things like this. This is lawyers that we are talking about. It is really an exciting field. I mentioned that we acquired this team of 8 Ph.Ds. from Skytree under the leadership of Sudhir. If you look at the IDC report that just came out on Mana or the Forrester report or the HFS report that will give you some more insights on how it is doing compared to the others. But beyond that I like to think that it is a one of a kind platform.

Moderator

Thank you. Our next question is from the line of James Friedman from Susquehanna. Please go ahead.

James Friedman

I just wanted to start with a housekeeping question, Vishal I want to make sure I heard you right with regard to the first half, second half seasonality, you were talking kind of quickly there.

Vishal Sikka

Let me mention exactly what I said. What I said was this takes into account the normal seasonality of a stronger performance in the first half of the fiscal year. We have chosen these words carefully and perhaps Ranga can add to whatever I have to say here. What this says is that if you look at the traditional services business and if you look at our performance over the last many years, the first half of the year tends to have stronger performance than the second half of the year. That pattern we have factored in as we have learnt about our guidance experience over the last few quarters, as we look at the 6.5% to 8.5%. Having said that, the software business obviously is immune from this seasonality. As the software business becomes bigger, we expect that more of this will transform the software business towards a bookings-oriented and subscription-oriented business. We expect that more of this will happen towards the second half of the year. As we get more visibility, we will change that and similarly the new services are on a steep ramp-up. We expect that this will still have an impact again as time goes forward and so forth. But the statement I made was that the guidance that we have provided today takes into account the normal seasonality of a stronger performance in the first half of the fiscal year. Does that make sense?

James Friedman

Yes, thank you for repeating that. Then just my follow-up, I understand you gave commentary about your expectations on Financial Services, are any of the other verticals contemplated to either decelerate or accelerate this fiscal?

Mohit Joshi

Let me just reiterate the commentary on Financial Services. As you have seen in the current year, for the current quarter we grew on a reported basis by 1.4% but actually if we exclude Finacle the growth in the services business was 2%. If you look at the entire year, the growth is double-digit which we believe is very strong, compared to what was expected at the start of the year and compared to where our peers are landing up. We remain optimistic about Financial Services for the next 12 months as well. Our story about the Renew and New, about automation and AI and also about Design Thinking and Digital is really resonating very well with our clients. That is the sort of brief perspective that we have on Financial Services. As I mentioned in the US, we see a lot of optimism and we expect it to convert into higher IT spends. Our European business in any case has been extremely strong for the past two or three years and despite the fact that banks there are slightly less optimistic than US-based banks, we have a lot of headroom for growth. The banks in Europe are still behind the curve in terms of technology adoption. That gives us a lot of room to sell our existing and our new stack of services. We have a very healthy business in the Rest of the World, including in Australia. So that is just a quick, maybe more of a geographic rather than a sub-vertical snapshot, but hopefully it gives you a perspective.

Moderator

Thank you. Our next question is from the line of Keith Bachman from Bank of Montreal. Please go ahead.

Keith Bachman

I am going to throw in two question if I could. The first is on the margins, you said something. I was hoping you could clarify because I also did not catch a quite but it sounded like you said each 100 basis points shift onsite negatively impacts margins by roughly 40 basis points if I heard that correctly. But the longer-term view is why wouldn’t that persist? And what I mean by that is you are trying to increase your digital content which I think is more onshore labor than offshore and the visas may or may not play out but it would seem that you are trying to position more onshore labor in response to that. So if you could just clarify, A) did I hear that correctly? and B) why wouldn’t that be a longer-term issue that would thereby put pressure on margins over a sustained period of time?

Vishal Sikka

Keith, maybe I can start and then Ravi can add to this. If you look at the overall situation with the workforce, there are three distinct forces at play here when you think about onsite and availability of talent and skill. One is the fact that as you said the newer services, digital and so forth require more up-close Zero Distance, hands-on engagement, local talent and like this. The other one is that we have a huge amount of talent present in the larger volume of services that I mentioned earlier - 65% of the workforce producing 55% of our revenue. In that part, we can significantly optimize the onsite mix and bring much more automation to bear and free up more capacity onsite. The third dimension is the visa dimension where we need to hire locals anyway. One of the things that Ravi has been working on it is not a straightforward thing but they are very well thought through plan to optimize along these three dimensions, to make sure that we are really maximally optimizing the onsite mix when it comes to the commoditizing services. We are growing without compromise because of the higher value offsetting the onsite costs when it comes to the new services and taking advantage of the fact that because of the visa related matters we have to get more local hiring any way to ensure that that is done in a very purposeful and carefully thought through way locally. Ravi?

M.D. Ranganath

To add on to what Vishal said, one is that like Vishal said which is the digital and renewed services come at a substantially higher margin than the traditional services. So onsite is in fact more profitable and some of the incremental growth that we see is beneficial to have in those services onsite. Coming back to the second part of the business segment, what I was referring to was really on the fixed priced projects. The revenue is pretty much fixed and we have more flexibility in off-shoring as well as changing the role mix in that fixed price project. So that is what we are zeroing in on. I hope that clarifies.

Keith Bachman

Vishal, have you seen any evidence that would suggest or submit that there was a lot of confusion, at least that we pick up on what the H1B issues may or may not mean. Have you seen any evidence of customers that are minimum pausing before they will execute contracts with an Indian provider or any delays, any characterization that you would give in response to the uncertainty on the H1B issues? And that is it from me. Thanks very much, gentlemen.

Vishal Sikka

Keith, it is too early. There is nothing material so far. There is a lot of curiosity, a lot of interest, a lot of clients want to know what is going on with the whole H1B situation. Working with companies like ours is not just about outsourcing or taking costs out and stuff like that. It is about really bringing capabilities and innovation that no one else can bring and so there is no rethinking of that. It is simply that for example if there are workers that would be impacted by it, then clients would think about ways of ensuring that the way you structure the contracts and so forth, take into account all of that and so forth. But so far, I have not seen anything material. So proactively we are building our approach and our plans and perhaps the four Presidents have something to add to this. You guys want to add anything to this? I guess they don’t.

Moderator

Thank you. Ladies and Gentlemen, this was the last question for today. I would now like to hand over the floor to Sandeep Mahindroo for closing comments. Over to you, sir.

Sandeep Mahindroo

Thanks everyone for joining us on this call. We look forward to talking to you again. Have a good day.

Moderator

Thank you very much. Ladies and Gentlemen, on behalf of Infosys Limited that concludes this conference call. Thank you for joining us and you may now disconnect your line.